SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274, 333-105360, 333-124482 and 333-124491) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By: /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel

Date:  September 16, 2005

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

September 15, 2005

Item 3.

News Release

A news release was issued by Placer Dome Inc. through the facilities of CCNMatthews, and various other news dissemination facilities and publications on September 15, 2005.

Item 4.

Summary of Material Change

Placer Dome Inc. announced that it has approved the development of the Cortez Hills gold project on Placer Dome’s 60%-owned Cortez Joint Venture property in Nevada and the Wallaby underground project at the Granny Smith mine in Western Australia.

Item 5.

Full Description of Material Change

Placer Dome Inc. announced that it has approved the development of the Cortez Hills gold project on Placer Dome’s 60%-owned Cortez Joint Venture property in Nevada and the Wallaby underground project at the Granny Smith mine in Western Australia.

The Cortez Hills project involves the development of two adjacent deposits - Cortez Hills and Pediment. Ore from the deposits will be milled at the existing Pipeline mill or leached at a new facility to be constructed near the deposits. Placer Dome’s share of production from the project is expected to total 2.8 million ounces at average cash costs of approximately $170 per ounce(1) over a seven-year mining schedule. Placer Dome’s share of capital costs is estimated at $245 million(2). Commencement of construction is subject to receiving required permits(3) and joint venture partner approval.

Further geotechnical analysis and engineering has resulted in shallower pit wall angles being adopted to ensure appropriate factors of safety and therefore a shallower overall open pit depth. As a result, a portion of the mineral reserve as reported at December 31, 2004 has been reclassified as a mineral resource. The high-grade mineral resource that now sits below the bottom of the open pit will be investigated as part of the underground mine development project.

      As part of the Cortez Hills project, Placer Dome approved an underground exploration decline on the Cortez property that is expected to commence immediately. The decline project, to be completed over about 48 months, will result in an exploration decline being driven from an existing open pit to under the proposed Cortez Hills open pit. Placer Dome’s share of costs is estimated at $30 million(2). The decline will enable more effective exploration of underground targets, confirm grade and continuity of existing mineral resources through closer-spaced drilling, and determine applicable mining methods. In addition to the mineral resources below the proposed open pit, surface drilling has identified mineralization in potentially mineable widths and thicknesses lying deeper and to the west of the proposed open pit. Subject to additional permitting, the decline may be suitable for use as part of any future underground mine or as part of the open pit development.

Placer Dome also approved the development of the Wallaby underground project at the Granny Smith mine in Western Australia.  The project will allow conversion and development of the gold resources that lie immediately beneath the Wallaby open pit, which is currently being mined.

Cortez Hills Project Summary

Description

•

Located on the 60%-owned Cortez Joint Venture property, approximately 80 miles southwest of Elko, Nevada

•

Mining on the property commenced in 1969

•

Project consists of high-grade Cortez Hills deposit discovered through exploration in 2002 and the lower grade Pediment deposit discovered through exploration in 1998

Reserves and resources(4,5,6,7,8)

•

Placer Dome share of open pit gold mineral reserves 3.3 million ounces at 2.7 g/t

•

Placer Dome share of open pit inferred mineral resources 0.2 million ounces at 1.4 g/t

•

Placer Dome share of underground gold indicated mineral resources 1.5 million ounces at 14.4 g/t

•

Placer Dome share of underground gold inferred mineral resources 0.9 million ounces at 11.1 g/t

Technical summary

•

Open pit mining using conventional equipment

•

Transfer of ore 16 kilometres across valley by conveyor

•

Processing at existing 9,100 tonne per day CIL plant or new Cortez Hills heap leach facility

•

Strip ratio 10:1

•

Recoveries of 88% for mill ore and 67% for heap leach ore(6)

Operating summary

•

Seven-year mine life based on current reserves

•

Mining activities to parallel ongoing mining at Pipeline/South Pipeline/Gap complex

Capital summary

•

Approximately $245 million for mining equipment, open pit development, conveyor system and heap leach facilities(2)

Open pit development plan

•

Open pit project subject to receipt of permits

•

Plan of operations has been submitted to initiate permitting

•

Estimated one- to two-year permitting timeline(3)

•

Approximate one-year construction schedule after permits received

Underground exploration plan

•

Construction of portal to commence in the fourth quarter of 2005

•

Environmental assessment submitted with expected approval by the end of 2005

•

Four-year decline construction period

•

Decline totalling 3,800 metres in length

•

$30 million for decline development

•

Exploration and evaluation of underground mine

Cortez Gold Mineral Reserve and Resource Estimate as at September 1, 2005(4,5,6,7,8)

Placer Dome’s share (60%)	Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves
	Tonnes (millions)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t )	Contained oz. (000s)	Recovery (%)
Cortez (60%) (8)	98.1	1.6	4,917	52.1	1.0	1,725	150.2	1.4	6,642	75.7
Cortez Hills (60%)	22.5	3.3	2,398	16.3	1.8	929	38.8	2.7	3,327	82.5

Placer Dome’s share (60%)	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources(7)
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.
			(000s)			(000s)			(000s)			(000s)
Cortez (60%) (8)	69.8	1.1	2,525	98.4	1.2	3,655	168.2	1.1	6,180	21.3	2.0	1,357
Cortez Hills (60%)	0.0	0.0	0	3.1	14.4	1,453	3.1	14.4	1,453	7.5	4.6	1,114

(1)

Real dollar average cash costs assuming cost environment prevailing at the Cortez mine as of July 2005, the date of completion of the feasibility study, except for a diesel price assumption of $1.50 per gallon.

(2)

Estimated capital costs assuming cost environment prevailing at the date of the completion of the feasibility study.

(3)

Permitting processes are mandated by government regulatory agencies and therefore timelines are estimated and not entirely under the company’s control.

(4)

As required by National Instrument 43-101 of the Canadian Securities Regulators (“NI 43-101”), estimates of proven and probable mineral reserves and measured, indicated and inferred mineral resources conform to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of those terms as at the date of estimation. Mineral resources are in addition to mineral reserves. Investors are advised that the term “mineral resource” and its subcategories are not recognized by the U.S. Securities and Exchange Commission and are described as mineralized material in the U.S. reporting environment.  Mineral resources which are not mineral reserves do not have demonstrated economic viability and investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be upgraded to a higher category or converted into mineral reserves.

(5)

Mineral reserve and mineral resource estimates at the Cortez mine and Cortez Hills project are based on information prepared by or under the supervision of William M. Martinich, MAusIMM, Mine and Technical Services Superintendent, Cortez Joint Venture, who is a qualified person as defined under NI 43-101 and who has used assumptions, parameters and methods appropriate for the property and has verified the underlying data as appropriate in his professional opinion (including sampling, analytical and test data). Independent data verification has not been performed. The qualified person responsible for other scientific and technical information concerning the Cortez Hills project is Alfred P. Hills, P.Eng., Vice-President Evaluations.

(6)

Mineral reserves and mineral resources were estimated as at September 1, 2005 using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce for mineral reserves and $450 per ounce for mineral resources. Cut-off grades can vary depending on rock types, metallurgical processes and mining methods; cut-off grades are therefore quoted as a range to reflect the variability of these parameters. The range of cut-off grades for Cortez and Cortez Hills is 0.171 to 4.902 grams per tonne for reserves and 0.171 to 8.948 grams per tonne for resources. The estimates incorporate current and/or expected capital costs, mine plans and operating costs. Recoveries are approximate and are stated as a percentage of contained ounces of gold.

(7)

 “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

(8)

Includes the Cortez Hills mineral reserve and mineral resource estimates.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone:  (604) 682-7082

Fax:  (604) 661-3703

Item 9.

Date of Report

September 16, 2005

/s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel